

Mail Stop 3561

August 9, 2016

<u>Via E-mail</u>
Earnest Blackmon
Chief Executive Officer
United Cannabis Corporation
1600 Broadway, Suite 1600
Denver, CO 80202

Re: United Cannabis Corporation
Form 10-K for the Year Ended December 31, 2015
Filed April 28, 2016
File No. 000-54582

Dear Mr. Blackmon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
The Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014, page 8

1.   We note you attribute the $412,437 increase in your revenue to the increased recognition of deferred revenue, greater product support and certain changes in the mix of products and services provided. Based on your disclosure at Note 10, we understand that only $30,000 of this increase relates to additional recognition of deferred revenue in 2015 with the remaining amounts attributed to revenues generated from the products and services you provide.   Please expand your discussion to quantify the remaining change in revenue

due to products sold and services provided in 2015 and 2014 and discuss the underlying reasons for the fluctuation between periods.

2.   Please tell us whether you record inventory related to the products you sell and where the amounts are presented in your consolidated balance sheets. To the extent you do not record inventory, please explain why you do not given the description of your products at page 2.

Capital Resources and Liquidity, page 9

3.   We note your disclosure at Note 3 indicates that you are not in compliance with your debt covenants. Please expand your discussion of liquidity and capital resources to disclose your non-compliance with your debt covenants and any plans you have to remedy to regain compliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 if you have questions regarding these comments. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining